Exhibit 99.2

March  8, 2011

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers
Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon
Registrar of Securities, Nunavut

Dear Sirs:

RE:           HARRY WINSTON DIAMOND CORPORATION

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	June 9, 2011
RECORD DATE FOR NOTICE:	April 18, 2011
RECORD DATE FOR VOTING:	April 18, 2011
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 18, 2011
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

Carol Pineda
Manager, Client Services

cc:   CDS & Co.  (Via Fax)